SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For August 3, 2020

Commission File Number 1-38455

MorphoSys AG

Semmelweisstrasse 7

82152 Planegg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibits

99.1	Ad hoc: FDA Approves Monjuvi® (tafasitamab-cxix) in Combination with Lenalidomide for the Treatment of Adult Patients with Relapsed or Refractory Diffuse Large B-cell Lymphoma (DLBCL)

99.2	FDA Approves Monjuvi® (tafasitamab-cxix) in Combination with Lenalidomide for the Treatment of Adult Patients with Relapsed or Refractory Diffuse Large B-cell Lymphoma (DLBCL)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MORPHOSYS AG (Registrant)

Date: August 3, 2020	By:	/s/ Jens Holstein
	Name:	Jens Holstein
	Title:	CFO

	By:	/s/ Anja Pomrehn
	Name:	Anja Pomrehn
	Title:	Head of Investor Relations